Exhibit (a) (3)

[FORM OF INFORMATION BROCHURE RELATING TO THE PROGRAM]

Offer to sell shares in Swedish Match AB free of charge

Background and reason

In accordance with a resolution made at the Annual General Meeting of Swedish Match AB (“Swedish Match”) on April 20, 2006, holders of fewer than 200 Swedish Match shares are entitled to sell their shares free of charge pursuant to this offer.

Offer in brief

•	Commission-free (free of charge)

•	Applies during the offer period of [month day – month day]

•	Sale of the entire holding of 1-199 shares on one occasion

•	The price paid will correspond to the average price of all sales within the framework of this offer

Background and reason

The principal purpose of the Offer is to reduce the financial and administrative burden on Swedish Match of having a large odd-lot shareholder base, by reducing the worldwide number of its shareholders with holdings of less than a round lot. A round lot is 200 shares. Shareholders holding less than a round lot would benefit from being able to dispose of their holdings of shares through the Offer without incurring transaction costs which would be significant in relation to the price of the shares sold. By reducing the number of small shareholders worldwide, Swedish Match should benefit from a reduction in the costs and the administrative burden related to its shareholder base, which predominantly consists of holders of small numbers of shares. As of May 31, 2006, of Swedish Match’s 84,132 total shareholders of record, 54,830 (i.e. 65.2%) held less than 200 Shares each. The Company estimates that the reduction in annual cost would be approximately SEK200-300 per shareholder

If, as a result of the Offer, Swedish Match will have fewer than 300 shareholders in the United States, Swedish Match intends to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Terms, conditions and instructions

What does the offer entail?

The offer entails that those of you who on [month day,] 2006 own 199 or fewer shares in Swedish Match AB, corresponding to less than a round lot of shares in the company, may sell all of your shares free of charge during the offer period.

Those of you who do not want to change your Swedish Match holding may disregard this letter.

What should I do if I want to accept?

An acceptance form and an addressed envelope are enclosed with this letter. If you want to sell your shares, please sign and return the acceptance form in the addressed envelope. Alternatively the acceptance form could be sent to:

Handelsbanken Capital Markets

Issue Department

SE-106 70 Stockholm

Fax no. + 46 8 701 5260

Alternatively, you may submit the acceptance form to one of Handelsbanken’s offices. Acceptances must reach Handelsbanken Capital Markets no later than [month day,] 2006.

How much are my shares worth?

The closing price for the shares on [month day,] 2006 was SEK [X]. You can follow the share’s price performance in the daily press under the “A List” heading and on Swedish Match’s website, www.swedishmatch.se. The trend of the Swedish Match share over the past two years is shown in the diagram below.

How will the selling price under the offer be determined?

The shares will be sold continuously on the Stockholm Stock Exchange as the acceptance forms are received by Handelsbanken Capital Markets. The price for the shares will be the average price for all of the sales completed by Handelsbanken Capital Markets in accordance with this offer. Note that you will receive the average price for all of the shares sold during the acceptance period. If you choose to sell your shares, you will not be able to dispose of your shares after Handelsbanken Capital Markets has processed your acceptance form.

When will I receive payment?

A settlement note pertaining to the sale will be sent to you on or around [month day,] 2006, following which payment for the sold shares will be sent to the yield account connected to your VP (Securities) account.

Tax considerations in Sweden

The following summary of certain tax issues that may arise as a result of the offer to sell shares in Swedish Match is based on current Swedish tax legislation. The summary is intended only as general information for shareholders, who are resident or domiciled in

Sweden for tax purposes, if not otherwise stated. The presentation does not deal comprehensively with all tax consequences that may occur in this context. For example, it does not cover the rules on so-called qualified shares in closely held companies or cases where shares are held as current assets in a business operation or are held by a partnership. Special tax consequences that are not described below may also apply for certain categories of taxpayers, including investment companies, mutual funds and persons who are not resident or domiciled in Sweden. Each shareholder is recommended to consult a tax advisor for information with respect to the special tax consequences that may arise as a result of the offer to sell shares in Swedish Match, including the applicability and effect of foreign income tax rules, provisions contained in tax treaties and other rules, which may be applicable.

Taxation of individuals resident in Sweden

Individuals and estates of deceased Swedish individuals, who sell their shares in Swedish Match, are subject to capital gains tax. The current tax rate is 30 per cent. of the gain. The capital gain or loss is calculated to equal the difference between the sales proceeds after deduction for sales expenses (if any) and the shares’ acquisition cost for tax purposes. The acquisition cost is determined according to the so-called average-method. This means that the costs for acquiring all shares of the same type and class are added together and determined collectively, with respect to changes to the holding. Alternatively, the so-called standard rule may be applied on the disposal of listed shares, such as the shares in Swedish Match, according to which the acquisition cost is equal to 20 per cent. of the net sales price.

As a general rule, 70 per cent. of a capital loss is deductible against any other taxable income derived from capital. Capital losses on listed shares and listed securities taxed in the same manner as shares (except for listed shares in mutual funds containing only Swedish receivables), such as the shares in Swedish Match, are, however, fully deductible against taxable capital gains on such assets or on non-listed shares in Swedish limited liability companies and foreign legal entities.

Moreover, capital losses on unlisted shares in Swedish limited liability companies and foreign legal entities are deductible at five-sixths of the full amount. If capital losses pertain to both listed and non-listed shares, the losses pertaining to the listed shares are deductible prior to the losses on the non-listed shares. Any excess amount is deductible by 70 per cent. according to the main rule or by five sixths of 70 per cent. if the capital loss relates to non-listed shares. Capital losses on listed shares in mutual funds containing only Swedish receivables are currently fully deductible in the income of capital category.

If a deficit arises in the income from capital category, a reduction of the tax on income from employment and from business, as well as the tax on real estate, is allowed. The permitted tax reduction amounts to 30 per cent. of any deficit not exceeding SEK 100,000 and 21 per cent. of any deficit in excess of SEK 100,000. Deficits may not be carried forward to a subsequent fiscal year.

Wealth Tax

Shares in a Swedish company traded on the OM Stockholm Exchange’s A-list, such as the shares in Swedish Match, are currently subject to Swedish wealth tax. The shares will be taxed at a value corresponding to 80 per cent. of the latest listed value of the shares at the end of the fiscal year.

Tax considerations for shareholders residing outside of Sweden

Generally, individual shareholders who are not liable for Swedish income tax will not be liable for Swedish tax on the disposal of shares in a Swedish company. According to a special tax rule, individuals who are considered resident outside of Sweden for general tax purposes may be liable for Swedish tax on the disposal of Swedish securities if they have been residents of Sweden or permanently lived in Sweden during the calendar year of the sale or at any time during the 10 calendar years immediately preceding the year of the sale. The application of this rule is, however, in many cases limited by double taxation treaties between Sweden and other countries.

Who should I contact if I have questions concerning the offer?

Questions can be directed to your nearest Handelsbanken office or to [telephone based service].